[redacted]

10026112

SECI 10026112 MMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

C M

SEC FILE NUMBER
8-51850

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LiquidPoint LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
311 S. Wacker Drive, Suite 4700
(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony J. Saliba **(312) 986 2006**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Saliba, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of LIQUIDPOINT LLC, as of December 31st, 2009, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
PATRICIA M SUERTH
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/13/12

Patricia M Suerth
Notary Public

Anthony J. Saliba, President and Chief Executive Officer

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LiquidPoint LLC

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
LiquidPoint LLC

We have audited the accompanying statement of financial condition of LiquidPoint LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LiquidPoint LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 12, 2010

LiquidPoint LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 8,833,425
Other restricted deposits	303,519
Deposits with clearing organizations	2,280,332
Receivables and unbilled revenue from brokers, dealers and clearing organizations	3,176,382
Accounts receivable and unbilled revenue, net of allowance of $3,878	4,170,155
Fixed assets, net of accumulated depreciation and amortization of $4,080,512	1,416,631
Goodwill	301,168
Other assets	327,337
Total assets	$ 20,808,949
Liabilities and member's equity	
Liabilities:	
Accounts payable and other accrued expenses	$ 2,023,484
Accrued compensation and other liabilities	4,917,869
Total liabilities	6,941,353
Member's equity	13,867,596
Total liabilities and member's equity	$ 20,808,949

The accompanying notes are an integral part of this statement of financial condition.

LiquidPoint LLC

Notes to Statement of Financial Condition

December 31, 2009

1. Organization and Description of Business

LiquidPoint LLC (the "Company"), an Illinois Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Chicago Board Options Exchange, the National Futures Association and various other options exchanges in the United States. The Company provides listed options execution, brokerage and trading technology services on an agency basis to its institutional, prime broker, hedge fund, financial intermediary and options exchange customers.

The Company is a wholly owned subsidiary of BNY ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together, Holdings, Group, and Eze Inc. to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") (through its wholly owned subsidiary, Agency Brokerage Holding, LLC) and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.2 percent ownership stake in Holdings, with the remaining ownership stake held by ConvergEx's directors, management team and employees.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and was developed in accordance with the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with US GAAP, requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits, money market accounts and US Treasury bills.

2. Significant Accounting Policies (continued)

Other Restricted Deposits

Other restricted deposits consist of certificates of deposit held in connection with the operating lease with remaining maturities greater than 90 days. The carrying amounts of these certificates of deposits on the statement of financial condition approximate fair value.

Deposits with Clearing Organizations

Deposits with clearing organizations consist of $1,498,950 of short term US treasury bills and $781,382 of cash. US treasury bills are recorded on a trade date basis at fair value.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers and dealers and fees receivable. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

2. Significant Accounting Policies (continued)

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software ranging from five to seven years. The Company evaluates internally developed software for impairment on at least an annual basis and whenever changes in circumstances indicate impairment could exist.

Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value. The Company completed its annual evaluation of goodwill as of May 1, 2009 and determined no impairment charge was required. Subsequent to May 1, 2009, no events have occurred or circumstances have changed that would indicate that the fair value of goodwill had fallen below its carrying value.

Accounts Payable and Other Accrued Expenses

Accounts payable and other accrued expenses primarily consist of amounts due to banks, accrued rent and other accrued expenses.

Income Taxes

The Company is treated as a single member limited liability company for tax purposes, and as such is disregarded for federal, state and local income tax purposes. The Company is subject to New York City Unincorporated Business Tax, at a statutory rate of 4% on its New York City based earnings, pursuant to a tax sharing agreement between Group and the Company. The tax provision for the Company has been computed on a separate return basis.

On January 1, 2009, the Company adopted the ASC guidance related to accounting for uncertainty in income taxes. In accordance with the ASC, an entity is permitted to recognize the benefits of uncertain tax positions only where the position is "more likely than not" to be sustained in the event of examination by tax authorities based on the technical merits of the position. The maximum tax benefit recognized is limited to the amount that is greater than 50% likely to be realized upon ultimate settlement. The adoption of these provisions did not have a material impact on the Company's statement of financial condition.

2. Significant Accounting Policies (continued)

Other Assets

Other assets primarily consist of prepaid assets and receivables from affiliates.

Change in Accounting Principle

The Company changed the effective date of its annual goodwill impairment test during 2009, from March 31 to May 1. This change was made so that all ConvergEx entities would perform their impairment tests as of the same date and to facilitate enhanced interim period financial reporting. The change of test date had no effect on the statement of financial condition.

Recent Accounting Developments

In June 2009, the FASB announced that the ASC would become the source of authoritative accounting and reporting standards under US GAAP, in addition to guidance issued by the SEC. The ASC does not change US GAAP, but organizes the standards in a topical structure. The ASC is effective for financial statements issued for periods ending after September 15, 2009. The adoption of ASC did not have an effect on the Company's statement of financial condition, with the exception of the reference of accounting guidance in the notes to the statement of financial condition.

In May 2009, the FASB issued new guidance on accounting and disclosure standards for events occurring after the balance sheet date but before the financial statements are issued or available to be issued. The new guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions that occurred after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new guidance also requires a reporting entity to disclose the date through which an entity has evaluated its subsequent events. The adoption of the new subsequent events standards did not have any effect on the Company's statement of financial condition with the exception of requiring an additional disclosure.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

3. Financial Instruments

The following is a summary of the financial instruments measured and reported at fair value in the statement of financial condition as of December 31, 2009:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Assets				
Other restricted deposits:				
Certificates of deposit	$	$ 303,519	$ –	$ 303,519
Deposits with Clearing organization:				
U.S. Government Treasury Bills	1,498,950	–	–	1,498,950
Total assets	$ 1,498,950	$ 303,519	$ –	$ 1,802,469

4. Receivables from Brokers, Dealers and Clearing Organizations

At December 31, 2009, amounts receivable from brokers, dealers and clearing organizations include:

Receivables:	
Broker-dealers	$ 3,073,793
Clearing organizations	102,589
Total receivables	$ 3,176,382

5. Fixed Assets

At December 31, 2009, fixed assets were comprised of:

	Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Internally developed software	$ 2,007,460	$(1,970,587)	$ 36,873
Computer hardware	2,707,245	(1,709,776)	997,469
Leasehold improvements	240,709	(165,320)	75,389
Software	207,289	(154,444)	52,845
Furniture and equipment	334,440	(80,385)	254,055
Total	$ 5,497,143	$(4,080,512)	$ 1,416,631

Included in computer hardware and the related accumulated depreciation is $597,796 and $515,900 respectively, related to assets acquired under capital lease arrangements. Included in accrued compensation and other liabilities on the statement of financial condition is $86,373 which represents remaining principal payments due under capital lease obligations and which are all due in 2010.

6. Deferred Compensation

The Company operates a number of deferred compensation plans in order to provide long-term incentives to employees.

As a result of being acquired by ConvergEx, the Company created the 2007 and 2008 LP Employee Bonus Plan which provides for $1,240,000 of bonuses to be granted to certain employees of the Company. On July 2, 2007, $270,000 was paid to employees of the Company. The remaining bonuses were granted to employees. One-quarter of each grant was paid on July 2, 2008 and one-quarter of each grant was paid on July 2, 2009. One-quarter of each grant will be paid on July 2, 2010 and the final one-quarter of each grant will be paid on July 2, 2011, provided the employee remains employed by the Company in good standing.

As defined in the agreement to acquire the Company in 2007, ConvergEx agreed to grant $4,500,000 of bonuses to employees of the Company as a result of the performance in 2007. One-third of each grant was paid on July 2, 2008 and one-third of each grant was paid on July 2,

6. Deferred Compensation (continued)

2009. The remaining one-third of each grant will be paid on July 2, 2010, provided the employee remains employed by the Company in good standing.

During 2008, the Company began providing a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Awards are generally payable to each employee over the two years following the grant of the award. The Company plans to make payments related to this program of $1,739,620, $1,739,620 and $1,072,953 in 2010, 2011 and 2012 respectively.

7. Retirement Savings Plans

The Company has a 401(k) plan covering all eligible employees, as defined by the plan. Under the plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit sharing contributions to the plan. The Company also makes a non-elective contribution equal to three percent of compensation during each plan year.

8. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Two customers accounted for 28% of the accounts receivable balance at December 31, 2009.

9. Commitments and Contingencies

Operating Leases

The Company is obligated under a non-cancellable operating lease to pay the following minimum rentals, which will be reduced by sublease rental payments due to the Company:

Year	Lease Payments	Sublease Rentals Due	Net Lease Payments
2010	$ 411,691	$ (12,983)	$ 398,708
2011	468,397		468,397
2012	482,449		482,449
2013	496,922		496,922
2014	511,830		511,830
Thereafter	392,445		392,445
	$ 2,763,734	$ (12,983)	$ 2,750,751

The operating leases are subject to periodic escalation charges. The Company's operating lease expires in September 2015 and the sublease is cancellable by the sub-lessor by written notice.

10. Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2009.

At December 31, 2009, Group and Eze Castle had $748,688,918 of debt outstanding. Group's ownership interest in the Company was pledged as security against the debt.

11. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, all as defined. At December 31, 2009, the Company had net capital of $5,402,034, which was $4,939,277 in excess of its minimum net capital requirement of $462,757. The Company's aggregate indebtedness to net capital ratio was 1.28 to 1.

The Company is also subject to The Options Clearing Corporation ("OCC") Rule 302 which requires maintenance of net capital equal to the greater of $2,000,000 or 6-2/3 percent of aggregate indebtedness. At December 31, 2009, the Company was $3,402,034 in excess of this minimum net capital requirement.

12. Related Party Transactions

The Company incurs a support service fee to cover shared expenses with ConvergEx and various affiliated entities, whereby certain management, administrative and technical services are provided to the Company. At December 31, 2009, the Company had a payable of $33,797 related to these services which are included in accrued compensation and other liabilities.

Under a separate agreement, the Company contracts with ConvergEx Execution Solutions ("CES"), to supply execution and clearing services. At December 31, 2009 the Company had a net receivable of $142,745 relating to these services and the support service fees which are included in other assets.

13 Subsequent Events

The Company has evaluated all subsequent events through February 12, 2010, and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

STATEMENT OF FINANCIAL CONDITION

LiquidPoint LLC
December 31, 2009
With Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG